As filed with the Securities and Exchange Commission on July 16, 2003
                                                Registration No. 333-106126
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 ---------------

                              EVERGREEN SOLAR, INC.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


           DELAWARE                                             04-3242254
--------------------------------------------------------------------------------
(State or other Jurisdiction  of                            (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)

                              259 CEDAR HILL STREET
                               MARLBORO, MA 01752
                                 (508) 357-2221
--------------------------------------------------------------------------------
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                                 MARK A. FARBER
                             Chief Executive Officer
                              EVERGREEN SOLAR, INC.
                              259 Cedar Hill Street
                          Marlboro, Massachusetts 01752
                                 (508) 357-2221
--------------------------------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                    Copy to:

                             LAWRENCE A. GOLD, ESQ.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                           Boston, Massachusetts 02110
                                 (617) 248-7000
                                 ---------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -------------------
                       CALCULATION OF REGISTRATION FEE(4)

=====================================================================================
                        AMOUNT      PROPOSED MAXIMUM  PROPOSED MAXIMUM     AMOUNT OF
 TITLE OF SHARES        TO BE        OFFERING PRICE       AGGREGATE      REGISTRATION
 TO BE REGISTERED    REGISTERED(1)    PER SHARE(2)    OFFERING PRICE(2)     FEE (3)
-------------------  -------------  ----------------  -----------------  ------------
Common Stock, $.01
par value per share   40,000,000         $1.36           $54,400,000       $4,400.96
=====================================================================================

(1) Includes (i) 26,227,668 shares of the Registrant's common stock, representing all of the shares of common stock currently issuable upon conversion of the shares of Series A convertible preferred stock held by the selling stockholders hereunder, (ii) 2,400,000 shares of the Registrant's common stock, representing all of the shares of Common Stock issuable upon exercise of a warrant to purchase common stock, (iii) up to 11,372,332 shares of the Registrant's common stock to account for accruing dividends payable on outstanding shares of the Registrant's Series A convertible preferred stock, which at the election of the Registrant may be accreted to the liquidation preference of the Series A convertible preferred stock thereby increasing the number of shares of common stock issuable upon conversion of the Series A convertible preferred stock and (iv) an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the shares to be offered by the selling stockholders.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(3) Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based upon the average of the high and low prices per share of the common stock of Evergreen Solar, Inc. on the Nasdaq National Market on June 6, 2003.

(4) The fee payable to the Securities and Exchange Commission has previously been paid and is not being submitted in connection with this filing. The Calculation of Registration Fee table is being restated in order to change the description of the shares of the Registrant's common stock set forth in (1)(iii) above.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                   SUBJECT TO COMPLETION, DATED JULY 16, 2003



                                   PROSPECTUS

                                40,000,000 SHARES

                              EVERGREEN SOLAR, INC.

                                  COMMON STOCK

     The selling stockholders identified in this prospectus are offering for sale up to 40,000,000 shares of our common stock. The selling stockholders have indicated that sales of their shares may be made by the methods described in the section entitled "Plan of Distribution" in this prospectus.

     The selling stockholders include Perseus 2000, L.L.C., Nth Power Technologies Fund II, LP, Nth Power Technologies Fund II-A, LP, RockPort Capital Partners, L.P., RP Co-Investment Fund, I, Micro-Generation Technology Fund, LLC, UVCC Fund II, UVCC II Parallel Fund, L.P., Caisse de depot et placement du Quebec, CDP Capital - Technology Ventures U.S. Fund 2002 L.P., Beacon Power Corporation, Massachusetts Technology Park Corporation, Zero Stage Capital VII, L.P., Zero Stage Capital (Cayman) VII, L.P., Zero Stage Capital SBIC VII, L.P., IMPAX Environmental Markets plc, Merrill Lynch New Energy Technology Plc., MLIIF New Energy Fund, PNE Invest Limited, Odyssey Fund, SAM Private Equity Energy Fund LP, SAM Sustainability Private Equity LP and SAM Smart Energy (collectively, the "Private Placement Purchasers"). The Private Placement Purchasers acquired their shares directly from us in a private placement that closed on May 15, 2003 and is more fully described on page 2 of this prospectus under the heading "Recent Events."

     We will not receive any of the proceeds from the resale of the shares. We agreed to bear substantially all of the expenses in connection with the registration and resale of the shares (other than selling commissions and the fees).

     Our common stock is quoted on the Nasdaq National Market under the symbol "ESLR." On June 12, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $1.35 per share. Our principal offices are located at 259 Cedar Hill Street, Marlboro, Massachusetts 01752, and our telephone number is (508) 357-2221.

     INVESTING IN OUR STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 2 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.



     THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THOSE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     PROSPECTIVE INVESTORS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR INFORMATION SPECIFICALLY INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION THAT IS DIFFERENT.

     NEITHER THE DELIVERY OF THIS PROSPECTUS, NOR ANY SALE OF THE SHARES, SHALL CREATE ANY IMPLICATION THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AFTER THE DATE HEREOF.

     THIS PROSPECTUS IS NOT AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS ILLEGAL.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THE SHARES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SHARES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.



                  THE DATE OF THIS PROSPECTUS IS JULY __, 2003

                   CONVENTIONS WHICH APPLY IN THIS PROSPECTUS

     References in this prospectus to "we", "our" and "us" refer to Evergreen Solar, Inc.


                              EVERGREEN SOLAR, INC.

     We develop, manufacture and market solar power products that are capable of providing reliable and environmentally clean electric power throughout the world. Our solar power products are targeted at the global solar power market. We believe our proprietary and patented solar power technologies, including our String RibbonTM technology, will offer significant design, cost and manufacturing advantages over competing solar power technologies. We intend to become a leading producer of high-quality solar power products by expanding our manufacturing capacity, reducing our manufacturing costs, developing innovative solar power products, increasing our distribution capabilities and pursuing strategic relationships.

     Since our formation in 1994, we have conducted research and development of advanced process and product technologies and, between 1997 and June 2001, we used pilot manufacturing facilities to refine our solar power products and manufacturing processes. Also in 1997, we began shipping small quantities of commercial products. In 2001, we expanded our manufacturing capacity by relocating our operations to a 56,250 square foot facility in Marlboro, Massachusetts. We are continuing to refine, develop and commercialize a number of laboratory-demonstrated advancements in our solar power technologies, including advanced String Ribbon crystal growth, more efficient solar cells and improved solar panel designs. Through December 31, 2002, we shipped almost 30,000 solar panels for residential, commercial and industrial applications in the United States and internationally.

                                  RECENT EVENTS

     On May 15, 2003, we consummated the transactions contemplated by that certain Stock and Warrant Purchase Agreement which we entered into on March 21, 2003 with Perseus 2000, L.L.C., Nth Power Technologies Fund II, LP, Nth Power Technologies Fund II-A, LP, RockPort Capital Partners, L.P., RP Co-Investment Fund, I, Micro-Generation Technology Fund, LLC, UVCC Fund II, UVCC II Parallel Fund, L.P., Caisse de depot et placement du Quebec, CDP Capital - Technology Ventures U.S. Fund 2002 L.P., Beacon Power Corporation, Massachusetts Technology Park Corporation, Zero Stage Capital VII, L.P., Zero Stage Capital (Cayman) VII, L.P., Zero Stage Capital SBIC VII, L.P., IMPAX Environmental Markets plc, Merrill Lynch New Energy Technology Plc, MLIIF New Energy Fund, PNE Invest Limited, Odyssey Fund, SAM Private Equity Energy Fund LP, SAM Sustainability Private Equity LP and SAM Smart Energy. As a result of the consummation of these transactions, on May 15, 2003, we issued 26,227,668 shares of Series A convertible preferred stock at a per share purchase price of $1.12. Additionally, Beacon Power Corporation purchased a warrant to purchase 2,400,000 shares of common stock at an exercise price equal to $3.37. The shares of Series A convertible preferred stock are initially convertible into shares of common stock on a 1-to-1 basis (subject to adjustment to account for the payment of dividends, to take into account certain changes to our capital structure and to account for future dilutive issuances). As a condition to the obligation of the Private Placement Purchasers to consummate the financing transaction, we agreed to register for resale the shares of common stock issuable upon the conversion of the Series A convertible preferred stock and the exercise of the warrant.


                                  RISK FACTORS

     WE CAUTION READERS THAT STATEMENTS IN THIS PROSPECTUS THAT ARE NOT STRICTLY HISTORICAL STATEMENTS, INCLUDING, BUT NOT LIMITED TO: STATEMENTS REFLECTING OUR EXPECTATIONS REGARDING THE TIMING, COST, AND SUCCESS OF OUR MANUFACTURING SCALE-UP AT OUR FACILITY IN MARLBORO, MASSACHUSETTS AND FUTURE MANUFACTURING EXPANSION AND PRODUCTION, AS WELL AS RELATED FINANCING REQUIREMENTS; FUTURE FINANCIAL PERFORMANCE; OUR TECHNOLOGY AND PRODUCT DEVELOPMENT, COST AND PERFORMANCE; OUR CURRENT AND FUTURE STRATEGIC RELATIONSHIPS AND FUTURE MARKET OPPORTUNITIES; AND OUR OTHER BUSINESS AND TECHNOLOGY STRATEGIES AND OBJECTIVES, CONSTITUTE FORWARD-LOOKING STATEMENTS WHICH ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS MAY BE IDENTIFIED WITH SUCH WORDS AS "WE EXPECT", "WE BELIEVE", "WE ANTICIPATE" OR SIMILAR INDICATIONS OF FUTURE EXPECTATIONS. THESE STATEMENTS ARE NEITHER PROMISES NOR GUARANTEES AND INVOLVE RISKS AND UNCERTAINTIES, WHICH COULD

CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES MAY INCLUDE, AMONG OTHER THINGS, THOSE RISKS AND UNCERTAINTIES DESCRIBED BELOW. EACH OF THESE FACTORS, AND OTHERS, ARE DISCUSSED FROM TIME TO TIME IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION COPIES OF WHICH MAY BE ACCESSED THROUGH THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE ANY
FORWARD-LOOKING STATEMENT WE MAKE.

     YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES MAY ALSO IMPAIR OUR BUSINESS, RESULTS OF OPERATION AND FINANCIAL CONDITION. IN EVALUATING OUR BUSINESS AND BEFORE YOU DECIDE TO BUY OUR COMMON STOCK, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND THE OTHER DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK WOULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

RISKS RELATING TO OUR FINANCIAL RESULTS
---------------------------------------

EVALUATING OUR BUSINESS AND FUTURE PROSPECTS MAY BE DIFFICULT DUE TO OUR LIMITED OPERATING HISTORY.

We are at an early stage of development and there is limited historical information available upon which you can base your evaluation of our business and prospects. We were formed in 1994 to research and develop crystalline silicon technology for use in manufacturing solar power products. Although we began shipping product from our pilot manufacturing facility in 1997, the primary objective of our pilot production line was the technical development and further refinement of our String Ribbon technology and related manufacturing processes. We shipped our first commercial products from our Marlboro manufacturing facility in June 2001. We have shipped only a limited number of solar power panels and have recognized limited revenues since our inception.

In addition, our early stage of development means that we have less insight into how market and technology trends may affect our business. The revenue and income potential of our business is unproven and the market we are addressing is rapidly evolving. You should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a growing and rapidly evolving market.

WE HAVE A HISTORY OF LOSSES, EXPECT TO INCUR SUBSTANTIAL FURTHER LOSSES AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE, WHICH MAY DECREASE THE MARKET VALUE OF OUR STOCK.

Since our inception, we have incurred significant net losses, including net losses of $3.2 million for the three month period ended March 31, 2003. As a result of ongoing operating losses, we had a cumulative net loss of $44.6 million as of March 31, 2003. We expect to incur substantial losses for the foreseeable future, and may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future, which could materially decrease the market value of our common stock. We expect to continue to incur significant capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we seek to: expand our manufacturing operations, develop our distribution network, continue to research and develop our products and manufacturing technologies, implement internal systems and infrastructure in conjunction with our growth and hire additional personnel.

We do not know whether our revenues will grow at all or grow rapidly enough to absorb these expenses, and our limited operating history makes it difficult to assess the extent of these expenses or their impact on our operating results.

OUR STOCK PRICE COULD FALL SUBSTANTIALLY IF OUR QUARTERLY REVENUE OR OPERATING RESULTS FLUCTUATE OR ARE DISAPPOINTING.

Our quarterly revenue and operating results have fluctuated significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a variety of factors, many of which are discussed elsewhere in this section.

We anticipate that our operating expenses will continue to increase significantly. If sales in any quarter do not increase correspondingly, our net losses for that period will increase. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on results of operations in any particular quarter as an indication of future performance. If our quarterly revenue or results of operations fall below the expectations of investors or public market analysts in any quarter, the market value of our common stock would likely decrease, and could decrease rapidly and substantially.

RISKS RELATING TO OUR INDUSTRY, PRODUCTS AND OPERATIONS
-------------------------------------------------------

IF SOLAR POWER TECHNOLOGY IS NOT SUITABLE FOR WIDESPREAD ADOPTION OR SUFFICIENT DEMAND FOR SOLAR POWER PRODUCTS DOES NOT DEVELOP OR TAKES LONGER TO DEVELOP THAN WE ANTICIPATE, OUR SALES WOULD NOT SIGNIFICANTLY INCREASE AND WE WOULD BE UNABLE TO ACHIEVE OR SUSTAIN PROFITABILITY.

The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to generate enough revenues to achieve and sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate. Many factors will influence the widespread adoption of solar power technology and demand for solar power products, including:

     - cost-effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;

     - performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;

     - success of alternative distributed generation technologies such as fuel cells, wind power and micro turbines;

     - fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

     - continued deregulation of the electric power industry and broader energy industry; and

     -    availability of government subsidies and incentives.

PROBLEMS WITH PRODUCT QUALITY OR PRODUCT PERFORMANCE MAY CAUSE US TO INCUR WARRANTY EXPENSES AND MAY DAMAGE OUR MARKET REPUTATION AND PREVENT US FROM ACHIEVING INCREASED SALES AND MARKET SHARE.

As is consistent with standard practice in our industry, the duration of our product warranties is lengthy relative to expected product life and has recently been increasing. Our current standard product warranty includes a one or two-year warranty period for defects in material and workmanship and a 25-year warranty period for declines in power performance. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenues. Although we have sold over 30,000 solar panels since 1997, none of these panels has been operating more than six years, and over 50% of them have been operating less than one year. The possibility of future product failures could cause us to incur substantial expense to repair or replace defective product. Furthermore, widespread product failures may damage our market reputation and reduce our market share and cause sales to decline.

WE MAY FAIL TO SUCCESSFULLY BRING TO MARKET OUR NEW SOLAR POWER PRODUCTS UNDER DEVELOPMENT, WHICH MAY PREVENT US FROM ACHIEVING INCREASED SALES AND MARKET SHARE.

Although we have been selling our solar power products since 1997, we expect to derive a substantial portion of our revenues from sales of our new solar power products which are under development and not yet commercially available. Many of these new products are derived from our innovative cell fabrication and advanced panel design technologies, which are under development. If we fail to successfully develop our new solar power products or technologies, we will likely be unable to recover the losses we will have incurred to develop these products and technologies and may be unable to increase our sales and market share and to become profitable. Many of our new product and manufacturing technologies are novel and represent a departure from conventional solar power technologies, and it is difficult to predict whether we will be successful in completing their development. Our manufacturing technologies have been tested only in our pilot manufacturing facility and, in most cases, only limited pre-production prototypes of our new products have been field-tested.

OUR SOLAR POWER PRODUCTS MAY NOT GAIN MARKET ACCEPTANCE, WHICH WOULD PREVENT US FROM ACHIEVING INCREASED SALES AND MARKET SHARE.

The development of a successful market for our solar power products may be adversely affected by a number of factors, many of which are beyond our control, including:

     - our failure to produce solar power products which compete favorably against other solar power products on the basis of cost, quality and performance;

     - our failure to produce solar power products which compete favorably against conventional energy sources and alternative distributed generation technologies, such as fuel cells, on the basis of cost, quality and performance;

     - whether customers accept our new panel designs under development and the techniques we are developing to mount them; and

     - our failure to develop and maintain successful relationships with distributors, systems integrators and other resellers, as well as strategic partners.

If our solar power products fail to gain market acceptance, we would be unable to increase our sales and market share and to achieve and sustain profitability.

TECHNOLOGICAL CHANGES IN THE SOLAR POWER INDUSTRY COULD RENDER OUR SOLAR POWER PRODUCTS OBSOLETE, WHICH COULD REDUCE OUR MARKET SHARE AND CAUSE OUR SALES TO DECLINE.

Our failure to further refine our technology and develop and introduce new solar power products could cause our products to become obsolete, which could reduce our market share and cause our sales to decline. The solar power industry is rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. We believe that there are a variety of competing solar power technologies under development by other companies that could result in lower manufacturing costs than those expected for our solar power products. Our development efforts may be rendered obsolete by the technological advances of others, and other technologies may prove more advantageous for the commercialization of solar power products.

THE BUILD-OUT OF OUR MANUFACTURING FACILITY MAY TAKE LONGER AND COST MORE THAN WE EXPECT, WHICH WOULD LIKELY RESULT IN LOWER REVENUES AND EARNINGS THAN ANTICIPATED.

If we fail to successfully complete the build-out of our Marlboro manufacturing facility, our business and results of operations would likely be materially impaired. The first of the Marlboro facility's two manufacturing lines entered service in 2001. We recently began engineering and authorized capital expenditures for longer lead-time equipment for the second manufacturing line, which we expect to become operational in late 2003 and in 2004. Completing the build-out of this facility to capacity will require a significant investment of capital and substantial engineering expenditures, and is subject to significant risks, including risks of cost overruns, lack of available financing, delays, equipment problems and other start-up and operating difficulties. Our manufacturing processes also use custom-built equipment that may not be delivered and installed in our new facility in a timely manner. In addition, this equipment may take longer and cost more to debug than planned and may never operate as designed. We plan to incorporate first-time equipment designs and technology improvements, which we expect to lower unit capital and operating costs, but this new technology may not be successful, which would increase cost, limit capacity, and prevent us from achieving increases in sales. If we experience any of these or similar difficulties, we may be unable to complete the build-out of the facility, our manufacturing capacity could be substantially constrained and our revenues and earnings would likely be materially impaired.

WE MAY NOT BE ABLE TO MANUFACTURE OUR SOLAR POWER PRODUCTS IN SUFFICIENT QUANTITIES OR AT ACCEPTABLE COSTS TO MEET CUSTOMER DEMAND.

We may not be able to achieve our manufacturing cost targets, which could prevent us from ever becoming profitable. If we cannot achieve our targeted production volumes or capacity or if we experience capacity constraints, quality control problems or other disruptions, we may not be able to manufacture our products in large volumes or at acceptable costs and may be unable to satisfy the demand of our customers, which would reduce our market share and revenues and may harm our reputation. The expansion of our manufacturing operations to achieve targeted production volumes will require the successful deployment of advanced equipment and technology utilizing manufacturing processes and components, which we are currently developing.

OUR ABILITY TO INCREASE MARKET SHARE AND SALES DEPENDS ON OUR ABILITY TO SUCCESSFULLY MAINTAIN OUR EXISTING DISTRIBUTION RELATIONSHIPS AND EXPAND OUR DISTRIBUTION CHANNELS.

We currently sell our solar power products primarily to distributors, system integrators and other value-added resellers within and outside of North America, which typically resell our products to end users on a global basis. Through May 31, 2003, we sold our solar power products to approximately 30 distributors, system integrators and other value-added resellers. If we are unable to successfully maintain our existing distribution relationships and expand our distribution channels, our revenues and future prospects will be materially harmed. As we seek to grow our sales by entering new markets in which we have little experience selling our solar power products, our ability to increase market share and sales will depend substantially on our ability to expand our distribution channels by identifying, developing and maintaining relationships with resellers both within and outside of North America. We may be unable to enter into relationships with resellers in the markets we target or on terms and conditions favorable to us, which could prevent us from entering these markets or entering these markets in accordance with our plans. Our ability to enter into and maintain relationships with resellers will be influenced by the relationships between these resellers and our competitors, market acceptance of our solar power products and our low brand recognition as a new entrant.

WE FACE RISKS ASSOCIATED WITH THE MARKETING, DISTRIBUTION AND SALE OF OUR SOLAR POWER PRODUCTS INTERNATIONALLY, AND IF WE ARE UNABLE TO EFFECTIVELY MANAGE THESE RISKS, IT COULD IMPAIR OUR ABILITY TO EXPAND OUR BUSINESS ABROAD.

From our inception through May 31, 2003, approximately 66% of our product sales have been made to resellers outside North America. We expect that our sales both to resellers and distributors outside of North America and through our resellers and distributors to end users outside of North America will continue to be significant. We will require significant management attention and financial resources to successfully develop our international sales channels. In addition, the marketing, distribution and sale of our solar power products internationally exposes us to a number of risks with which we have limited experience. If we are unable to effectively manage these risks, it could impair our ability to grow our business abroad. These risks include:

     - difficult and expensive compliance with the commercial and legal requirements of international markets, with which we have only limited experience;

     -    inability to obtain intellectual property protection;

     - encountering trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could affect the competitive pricing of our solar power products and reduce our market share in some countries; and

     -    difficulty of enforcing revenue collection internationally.

We expect that our international sales will be generally denominated in United States dollars. As a result, increases in the value of the United States dollar relative to foreign currencies would cause our products to become less competitive in international markets and could result in limited, if any, sales and profitability. To the extent that we denominate sales in foreign currencies, we will be exposed to increased risks of currency fluctuations.

Our strategy includes establishing local manufacturing facilities in international markets, although we have not yet done so. As we implement our strategy, we may encounter legal and commercial restrictions and incur taxes and other expenses to establish our manufacturing facilities in certain countries. In addition, we may potentially forfeit, voluntarily or involuntarily, foreign assets due to economic or political instability in the countries where our local manufacturing facilities are located.

OUR DEPENDENCE ON A SMALL NUMBER OF RESELLERS MAY CAUSE SIGNIFICANT FLUCTUATIONS OR DECLINES IN OUR PRODUCT REVENUES.

From our inception through May 31, 2003, our three largest resellers accounted for approximately 64% of our product sales and our 10 largest resellers accounted for approximately 85% of our product sales. We anticipate that sales of our solar power products to a limited number of key resellers will continue to account for a significant portion of our total product revenues for the foreseeable future. Consequently, any one of the following events may cause significant fluctuations or declines in our product revenues:

     - reduction, delay or cancellation of orders from one or more of our significant resellers;

     - selection by one or more of our significant resellers of products competitive with ours;

     - loss of one or more of our significant resellers and our failure to recruit additional or replacement resellers; and

     - failure of any of our significant resellers to make timely payment of our invoices.

OUR DEPENDENCE ON A LIMITED NUMBER OF THIRD PARTY SUPPLIERS FOR RAW MATERIALS, KEY COMPONENTS FOR OUR SOLAR POWER PRODUCTS AND CUSTOM-BUILT EQUIPMENT FOR OUR OPERATIONS COULD PREVENT US FROM DELIVERING OUR PRODUCTS TO OUR CUSTOMERS WITHIN REQUIRED TIMEFRAMES AND WE MAY EXPERIENCE ORDER CANCELLATION AND LOSS OF MARKET SHARE.

We manufacture all of our solar power products using materials and components procured from a limited number of third-party suppliers. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products or our products may be available only at a higher cost or after a long delay, which could prevent us from delivering our products to our customers within required time frames and we may experience order cancellation and loss of market share. We currently do not have contracts with many of our suppliers and may not be able to procure sufficient quantities of the materials and components necessary to manufacture our products on acceptable commercial terms or at all. To the extent the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials and components from alternative suppliers. The failure of a supplier to supply materials and components in a timely manner, or to supply materials and components that meet our quality, quantity and cost requirements could impair our ability to manufacture our products and/or increase their costs, particularly if we are unable to obtain substitute sources of these materials and components on a timely basis or on terms acceptable to us. In addition, our manufacturing processes utilize custom-built equipment that is currently produced by a limited number of suppliers. A supplier's failure to supply this equipment in a timely manner, with adequate quality and on terms acceptable to us could delay our capacity expansion to our manufacturing facility and otherwise, disrupt our production schedule or increase our costs of production.

OUR USE OF FORECASTS TO MANAGE OUR INVENTORY COULD RESULT IN INSUFFICIENT QUANTITIES TO MEET RESELLER DEMAND OR EXCESS INVENTORY.

We generally do not obtain long-term contracts or purchase orders prior to the production of our solar power products. Instead, we rely on forecasts to determine the timing of our production schedules and the volume and mix of product to be manufactured. The level and timing of orders placed by our resellers may vary for many reasons. As a result, at any particular time, we may not have enough inventory to meet demand or we may have excess inventory, each of which could negatively impact our operating results. In addition, as we manufacture more solar power products without related purchase orders, we increase our risk of loss of revenues due to the obsolescence of products held in inventory for which we have already incurred production costs.

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE CONTINUING CONTRIBUTIONS OF OUR KEY PERSONNEL AND OUR ABILITY TO ATTRACT AND RETAIN NEW QUALIFIED EMPLOYEES IN A COMPETITIVE LABOR MARKET.

We have attracted a highly skilled management team and specialized workforce, including scientists, engineers, researchers, and manufacturing and marketing professionals. If we were to lose the services of Mark A. Farber, our Chief

Executive Officer, President and a director, or any of our other executive officers and key employees, our business could be materially and adversely impacted. We had 133 employees as of May 31, 2003, and anticipate that we will need to hire a significant number of new highly-skilled technical, manufacturing, sales and marketing, and administrative personnel if we are to successfully develop and market our products, develop our distribution network, and operate our expanded manufacturing facility. Competition for personnel is intense, and qualified technical personnel are likely to remain a limited resource for the foreseeable future. Locating candidates with the appropriate qualifications, particularly in the desired geographic location, can be costly and difficult. We may not be able to hire the necessary personnel to implement our business strategy, or we may need to provide higher compensation or more training to our personnel than we currently anticipate. Moreover, any officer or employee can terminate his or her relationship with us at any time.

OUR MANAGEMENT TEAM MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGIES BECAUSE IT HAS LIMITED EXPERIENCE MANAGING A RAPIDLY GROWING COMPANY.

The existing members of our management team have had only limited experience managing a rapidly growing company on either a public or private basis. In connection with the planned expansion of our manufacturing capacity, we have undergone and anticipate undergoing further rapid growth in the scope of our operations and the number of our employees, which is likely to place a significant strain on our senior management team and other resources. In addition, we may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by this rapid growth. We may seek to augment or replace members of our management team or we may lose key members of our management team, and we may not be able to attract new management talent with sufficient skill and experience. If our management team is unable to manage the rapid growth of our business operations, then our product development, the expansion of our manufacturing operations and distribution network, and our sales and marketing activities would be materially and adversely affected.

WE HAVE SIGNIFICANT CAPITAL REQUIREMENTS IN ORDER TO MAINTAIN AND GROW OUR BUSINESS.

On May 15, 2003, we consummated a private placement financing transaction that raised $29,475,000 through the issuance of 26,227,668 shares of Series A convertible preferred stock and the sale of a warrant to purchase 2,400,000 shares of our common stock. We believe that our current cash, cash equivalents and short-term investments will be sufficient to fund our planned manufacturing capacity expansion and operating expenditures over the next twelve months. In addition to the capital raised in our private placement financing transaction, we may need additional financing to execute our business plan if we need to respond to business contingencies such as the need to further enhance our operating infrastructure, respond to competitive pressures and acquire complementary businesses or necessary technologies. We do not know whether we will be able to raise additional financing or financing on terms favorable to us. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, or otherwise respond to competitive pressures would be significantly limited. In addition, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders will be reduced. These newly issued securities may have rights, preferences and privileges senior to those of existing stockholders.

WE FACE INTENSE COMPETITION FROM OTHER COMPANIES PRODUCING SOLAR POWER AND OTHER ENERGY GENERATION PRODUCTS. IF WE FAIL TO COMPETE EFFECTIVELY, WE MAY BE UNABLE TO INCREASE OUR MARKET SHARE AND SALES.

The solar power market is intensely competitive and rapidly evolving. Our competitors have established a market position more prominent than ours, and if we fail to attract and retain customers and establish a successful distribution network for our solar power products, we may be unable to increase our sales and market share. There are over 20 companies in the world that produce solar power products, including BP Solar, Kyocera Corporation, Royal Dutch Shell, Sharp Corporation, and AstroPower, Inc. All of these solar power product producers, as well as several others, have historically derived all or a majority of their sales from conventional manufacturing technology that involves using wafers made from slicing solid blocks of crystalline silicon. In addition, some of these companies are developing advanced crystalline silicon or thin film technologies, including technologies such as advanced crystalline sheet and ribbon technologies and thin films of amorphous silicon, cadmium telluride and copper indium diselenide, and project future cost savings similar to or greater than ours. Other existing and potential competitors in the solar power market include universities and research institutions. We also expect that future competition will include new entrants to the solar power market offering new technological solutions. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, including other crystalline silicon ribbon and sheet technologies, that they believe will ultimately have costs similar to, or lower than, our projected costs.

Most of our competitors are substantially larger than we are, have longer operating histories and have substantially greater financial, technical, manufacturing and other resources than we do. Many also have greater name recognition, a more established distribution network and a larger installed base of customers. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. As a result, our competitors may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changing customer requirements than we can.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY ADEQUATELY, WE COULD LOSE OUR COMPETITIVE ADVANTAGE IN THE SOLAR POWER MARKET.

Our ability to compete effectively against competing solar power technologies will depend, in part, on our ability to protect our current and future proprietary technology, product designs and manufacturing processes through a combination of patent, copyright, trademark, trade secret and unfair competition laws. We may not be able to adequately protect our intellectual property and may need to defend our intellectual property against infringement claims, either of which could result in the loss of our competitive advantage in the solar power market and materially harm our business and profitability. We face the following risks in protecting our intellectual property:

     - we cannot be certain that our pending United States and foreign patent applications will result in issued patents or that the claims allowed are or will be sufficiently broad to protect our technology or processes;

     - our license, but not our right, to practice the String Ribbon technology terminates upon expiration of the underlying patents, which begin to expire in 2003, and our historical operating experience with String Ribbon and our related patented and proprietary manufacturing processes may not adequately protect our competitive advantage after these patents have expired;

     - third parties may design around our patented technologies or seek to challenge or invalidate our patented technologies;

     - we may incur significant costs and diversion of management resources in prosecuting or defending patent infringement suits;

     - we may not be successful in prosecuting or defending patent infringement suits and, as a result, may need to seek to obtain a license of the third party's intellectual property rights; however, a license may not be available to us or may not be available to us on commercially reasonable terms; and

     - the contractual provisions we rely on to protect our trade secrets and proprietary information, such as our confidentiality and non-disclosure agreements with our employees, consultants and other third parties, may be breached and our trade secrets and proprietary information disclosed to the public.

EXISTING REGULATIONS AND CHANGES RESULTING FROM ELECTRIC UTILITY DEREGULATION MAY PRESENT TECHNICAL, REGULATORY AND ECONOMIC BARRIERS TO THE PURCHASE AND USE OF SOLAR POWER PRODUCTS, WHICH MAY SIGNIFICANTLY REDUCE DEMAND FOR OUR PRODUCTS.

The market for electricity generation products is heavily influenced by federal, state and local government regulations and policies concerning the electric utility industry, as well as internal policies and regulations promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products.

We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us, our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

THE REDUCTION OR ELIMINATION OF GOVERNMENT SUBSIDIES AND ECONOMIC INCENTIVES FOR ON-GRID APPLICATIONS COULD CAUSE OUR SALES TO DECLINE.

We believe that the growth of some of our target markets, including the market for on-grid applications, depends in part on the availability and size of government subsidies and economic incentives. Accordingly, the reduction or elimination of government subsidies and economic incentives may adversely affect the growth of these markets, which could cause our sales to decline. Today, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid. As a result, federal, state and local governmental bodies in many countries, most notably the United States, Japan and Germany, have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government subsidies and economic incentives could be reduced or eliminated altogether.

THE LACK OR INACCESSIBILITY OF FINANCING FOR OFF-GRID SOLAR POWER APPLICATIONS COULD CAUSE OUR SALES TO DECLINE.

One of our key markets is off-grid solar power applications to developed and developing countries. In some developing countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar power applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire solar power systems. If existing financing programs for off-grid solar power applications are eliminated or if financing is inaccessible, the growth of the market for off-grid applications may be adversely affected, which could cause our sales to decline.

OUR RELIANCE ON GOVERNMENT CONTRACTS TO PARTIALLY FUND OUR RESEARCH AND DEVELOPMENT PROGRAMS COULD IMPAIR OUR ABILITY TO COMMERCIALIZE OUR SOLAR POWER TECHNOLOGIES AND WOULD INCREASE OUR RESEARCH AND DEVELOPMENT EXPENSES.

We intend to continue our policy of selectively pursuing contract research, product development, and market development programs funded by various agencies of the United States, state and international governments to complement and enhance our own resources. The percentage of our total revenues derived from government-related contracts was approximately 26% for the three month period ended March 31, 2003. We currently have two active research contracts with total estimated revenues of approximately $5.0 million, $2.75 million of which has been authorized by the sponsoring agencies and $2.5 million of which has been recorded as revenue as of March 31, 2003. The remaining $2.5 million of revenue will be recognized over the remaining life of each of the contracts, which expire on October 31, 2003 and May 31, 2005. These government agencies may not continue their commitment to programs to which our development projects are applicable. Moreover, we may not be able to compete successfully to obtain funding through these or other programs. A reduction or discontinuance of these programs or of our participation in these programs would increase our research and development expenses, which could impair our ability to develop our solar power technologies.

In addition, contracts involving government agencies may be terminated at the convenience of the agency. Other risks include potential disclosure of our confidential information to third parties and the exercise of "march-in" rights by the government. Our government-sponsored research contracts require that we provide regular written technical updates on a monthly, quarterly or annual basis, and, at the conclusion of the research contract, a final report on the results of our technical research. Because these reports are generally available to the public, third parties may obtain some aspects of our sensitive confidential information. March-in rights refer to the right of the United States government or government agency to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the technology, because action is necessary to alleviate health or safety needs, or to meet requirements of federal regulations, or to give the United States industry preference. Funding from government contracts also may limit when and how we can deploy our technology developed under those contracts.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS CAN BE EXPENSIVE AND INADVERTENT NONCOMPLIANCE MAY RESULT IN ADVERSE PUBLICITY AND POTENTIALLY SIGNIFICANT MONETARY DAMAGES AND FINES.

We are required to comply with all federal, state and local regulations regarding protection of the environment. If more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We believe that we have all necessary permits to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines. In addition, under some federal and state statutes and regulations, a governmental agency may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault.

PRODUCT LIABILITY CLAIMS AGAINST US COULD RESULT IN ADVERSE PUBLICITY AND POTENTIALLY SIGNIFICANT MONETARY DAMAGES.

Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products we sell results in injury. Since our products are electricity producing devices, it is possible that consumers could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. In addition, since sales of our existing products have been modest and the products we are developing incorporate new technologies and use new installation methods, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. We have evaluated the potential risks we face and believe that we have appropriate levels of insurance for product liability claims. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. If our insurance protection is inadequate, the successful assertion of product liability claims against us could result in potentially significant monetary damages.

RISKS ASSOCIATED WITH THE MARKET FOR OUR COMMON STOCK
-----------------------------------------------------

OUR OFFICERS AND DIRECTORS CONTROL APPROXIMATELY 52% OF OUR COMMON STOCK AND MAY BE ABLE TO SIGNIFICANTLY INFLUENCE CORPORATE ACTIONS.

As of May 31, 2003, our executive officers, directors and entities affiliated with them controlled approximately 52% of our common stock. As a result, these stockholders, acting together, may be able to significantly influence all matters requiring approval by our stockholders, including the election of directors, the approval of charter and by-law amendments and the approval of mergers or other business combinations.

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

The stock market has, from time to time, experienced extreme price and trading volume fluctuations, and the market prices of technology companies such as ours have been extremely volatile. Our operating performance will significantly affect the market price of our common stock. To the extent we are unable to compete effectively and gain market share or the other factors described in this section affect us, our stock price will likely decline. The market price of our common stock also may be adversely impacted by broad market and industry fluctuations regardless of our operating performance, including general economic and technology trends. In addition, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in securities class action litigation in the future. This litigation often results in substantial costs and a diversion of management's attention and resources.

THE LARGE NUMBER OF SHARES ELIGIBLE FOR PUBLIC SALE COULD CAUSE OUR STOCK PRICE TO DECLINE.

The market price of our common stock could decline as a result of the resale of the shares of common stock issuable upon conversion of the Series A convertible preferred stock and the exercise of the warrant issued in connection with the private placement financing or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. Additionally, the large number of shares available for sale pursuant to this prospectus may add to the volatility of our common stock.

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BY-LAWS AND UNDER DELAWARE LAW THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY, EVEN IF THE ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

Provisions of our certificate of incorporation, our by-laws and Delaware law could make it more difficult and expensive for a third party to pursue a tender offer, change in control transaction or takeover attempt which is opposed by our board of directors. Stockholders who wish to participate in these transactions may not have the opportunity to do so. We also have a staggered board of directors, which makes it difficult for stockholders to change the composition of our board of directors in any one-year period. If a tender offer, change in control transaction, takeover attempt or change in our board of directors is prevented or delayed, the market price of our common stock could decline.


                                 USE OF PROCEEDS

     We will not receive any proceeds from the resale of the shares by the selling stockholders hereunder although we may receive, subject to certain anti-dilution adjustments, $3.37 per share upon exercise of the warrant to purchase 2,400,000 shares of common stock issued on May 15, 2003 to Beacon Power Corporation. See "Selling Stockholders" and "Plan of Distribution" below. The principal purpose of this offering is to effect an orderly disposition of the selling stockholders' shares.


                              SELLING STOCKHOLDERS

     We are registering for resale under this prospectus 40,000,000 shares of our common stock. This number includes the shares of our common stock that the selling stockholders will acquire from us upon conversion of the shares of Series A convertible preferred stock acquired by them in our private placement financing transaction that closed on May 15, 2003. As of the consummation of the private placement financing transaction, the shares of Series A convertible preferred stock issued to the selling stockholders were convertible into 26,227,668 shares of common stock. The number of shares issuable upon the conversion of the shares of Series A convertible preferred stock held by the selling stockholders may increase if we elect to add the accruing dividends payable with respect to the outstanding shares of Series A convertible preferred stock to the liquidation preference of the Series A convertible preferred stock and may also increase as a result of certain anti-dilution adjustments. Additionally, Beacon Power Corporation has the right to acquire 2,400,000 shares of common stock offered under this prospectus upon exercise of a warrant it purchased in our private placement financing transaction that has, subject to certain anti-dilution adjustments, an exercise price of $3.37 per share. The number of shares of common stock issuable upon exercise of the warrant may increase in order to account for certain anti-dilution adjustments. In order to account for this potential increases in connection with conversion of the Series A convertible preferred stock and the warrant, we are registering for resale hereunder an additional 11,373,332 shares of common stock, which represents a bona fide estimate of the number of additional shares of common stock that may be issued to the selling stockholders upon the conversion of the Series A convertible preferred stock and the exercise of the warrant. It is possible that a greater or lesser number of shares may be issued.

     The number of shares registered in the registration statement of which this prospectus is a part and the number of shares offered in this prospectus represents our bona fide estimate of the number of shares issuable upon the conversion of the Series A convertible preferred stock and the exercise of the warrant issued to Beacon Power Corporation. As described above, the number of shares that will ultimately be issued to the selling stockholders cannot be determined at this time because it depends on: (1) whether the holders of Series A convertible preferred stock elect to convert such shares into shares of common stock; (2) whether we elect to require the conversion of the Series A convertible preferred stock, which we have the right to do if certain conditions are met; (3) whether Beacon Power Corporation elects to exercise its warrant;
(4) the conversion price of the Series A convertible preferred stock and the exercise price of the warrant at the time of the conversion of the Series A convertible preferred stock and the exercise of the warrant; and (5) the amount of dividends that accrue and are added to the liquidation preference of the Series A convertible preferred stock before conversion.

     The table below sets forth information as of May 15, 2003, the closing date of our private placement transaction, regarding ownership of our common stock by the selling stockholders and the number of shares that may be sold by them under this prospectus. The number of shares set forth in the table as being held by the selling stockholders includes the number of shares of common stock that are issuable upon conversion of the Series A convertible preferred stock and the exercise of the warrant as of the consummation of the private placement financing transaction. The number of shares set forth on the table as being offered hereby represents the total number of shares we have registered for resale by the selling stockholders based on our bona fide estimate of the number of shares of common stock that we will need to issue to the selling stockholders upon the conversion of the Series A convertible preferred stock and the exercise of the warrant (subject, in each case, to certain antidilution adjustments). However, the actual number of shares of common stock issuable upon conversion of the Series A convertible preferred stock and exercise of the warrant is indeterminable, and could be materially more or less than the amounts listed on the table due to possible conversion and exercise price adjustments. Because the selling stockholders may offer all or some portion of the common stock listed in the table and may sell all, part or none of the shares listed pursuant to this prospectus or otherwise, no estimate can be given as to the amount of common stock that will be held by the selling stockholders upon termination of the offering. For the purposes of calculating the "Number of Shares Owned After Completion of the Offering" in the table below, we have assumed that none of the shares covered by this prospectus will be held by the selling stockholders after completion of the offering. See "Plan of Distribution" below. The number of shares owned by the selling stockholders is determined by rules promulgated by the Commission for beneficial ownership and is not necessarily indicative of ownership for any other purpose.

     The persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them except as noted in the footnotes below based upon information provided to Evergreen by the selling stockholders.


     The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares since the date on which the information in the table is presented. Information about the selling stockholders may change over time.

     As of June 11, 2003, there were approximately 11,411,646 shares of our common stock outstanding.

                                                NUMBER OF              NUMBER OF
                                                 SHARES             SHARES OFFERED               NUMBER OF
                                              OWNED BEFORE            PURSUANT TO            SHARES OWNED AFTER
SELLING STOCKHOLDERS                            OFFERING            THIS PROSPECTUS         COMPLETION OF OFFERING
--------------------                            ---------           ---------------         ----------------------
                                                  Amount                                    Amount         Percent
                                                ---------                                   ------         -------
Beacon Power Corporation(1)                     3,292,857              3,680,000              0               0

Caisse de depot et placement du Quebec(2)       2,276,783              3,264,000              0               0

CDP Capital - Technology Ventures U.S.
     Fund 2002 L.P.(3)                           401,785                576,000               0               0

IMPAX Environmental Markets PLC(4)               446,428                640,000               0               0

Massachusetts Technology Park
     Corporation(5)                             2,232,142              3,200,000              0               0

Merrill Lynch New Energy Technology Plc(6)      1,339,285              1,920,000              0               0

Micro-Generation Technology Fund,
     LLC(7)(24)                                 1,810,050              2,560,000            24,336            *

MLIIF New Energy Fund(8)                         111,607                160,000               0               0

Nth Power Technologies Fund II,
     LP(9)(25)(27)                              1,785,714              2,560,000              0               0

                                                NUMBER OF              NUMBER OF
                                                 SHARES             SHARES OFFERED               NUMBER OF
                                              OWNED BEFORE            PURSUANT TO            SHARES OWNED AFTER
SELLING STOCKHOLDERS                            OFFERING            THIS PROSPECTUS         COMPLETION OF OFFERING
--------------------                            ---------           ---------------         ----------------------
                                                  Amount                                    Amount         Percent
                                                ---------                                   ------         -------
Nth Power Technologies Fund II-A,
     LP(10)(25)(27)                             1,785,714              2,560,000              0               0

Odyssey Fund(11)                                 446,428                640,000               0               0

Perseus 2000, L.L.C.(12)                        2,678,571              3,840,000              0               0

PNE Invest Limited(13)                           223,214                320,000               0               0

RockPort Capital Partners, L.P.(14)             3,571,428              5,120,000              0               0

RP Co-Investment Fund I L.P.(15)                1,116,071              1,600,000              0               0

SAM Private Equity Energy Fund LP(16)(26)       1,928,571              2,764,800              0               0

SAM Smart Energy(17)(26)                         223,214                320,000               0               0

SAM Sustainability Private Equity LP
     (18)(26)                                    750,000               1,075,200              0               0

UVCC Fund II(19)(24)                             780,496                960,000            110,854            *

UVCC II Parallel Fund L.P.(20)(24)               780,496                960,000            110,854            *

Zero Stage Capital (Cayman) VII, L.P.(21)        210,178                301,311               0               0

Zero Stage Capital SBIC VII, L.P.(22)            112,857                161,792               0               0

Zero Stage Capital VII, L.P.(23)                 569,821                816,897               0               0

Footnotes:
----------

(1) Includes 2,400,000 shares of common stock presently issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder, 892,857 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 387,143 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(2) Includes 2,276,785 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 987,215 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder. As a result of the consummation of the private placement financing transaction, Luc Charron, a senior partner of Capital Technologies CDPQ Inc., the sole stockholder of the general partner of CDP Capital - Technology Ventures U.S. Fund 2002 L.P., became a director of Evergreen. Caisse de depot et placement du Quebec ("Caisse") is the sole stockholder of Capital Technologies CDPQ inc.

(3) Includes 401,785 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 174,215 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder. As a result of the consummation of the private placement financing transaction, Luc Charron, a senior partner of Capital Technologies CDPQ Inc., the sole stockholder of the general partner of CDP Capital - Technology Ventures U.S. Fund 2002 L.P., became a director of Evergreen.

(4) Includes 446,428 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 193,572 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(5) Includes 2,232,142 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 967,858 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(6) Includes 1,339,285 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 580,715 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(7) Includes 1,785,714 shares of common stock issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 774,286 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(8) Includes 111,607 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 48,393 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(9) Includes 1,785,714 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 774,286 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder. As a result of the consummation of the private placement financing transaction, Tim Woodward, a member of Nth Power LLC which is an indirect general partner of Nth Power Technologies Fund II, LP, became a director of Evergreen.

(10) Includes 1,785,714 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 774,286 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder. As a result of the consummation of the private placement financing transaction, Tim Woodward, a member of Nth Power LLC which is an indirect general partner of Nth Power Technologies Fund II-A, LP, became a director of Evergreen.

(11) Includes 446,428 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 193,572 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(12) Includes 2,678,571 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 1,161,429 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder. As a result of the consummation of the private placement financing transaction, Philip J. Deutch, Managing Director of Perseus 2000 Management, L.L.C. which is Managing Member of Perseus 2000, L.L.C., became a director of Evergreen.

(13) Includes 223,214 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 96,786 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(14) Includes 3,571,428 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 1,548,572 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder. As a result of the consummation of the private placement financing transaction, Charles McDermott, a member of RockPort Capital I, LLC, which is the general partner of RockPort Capital Partners, L.P., became a director of Evergreen.

(15) Includes 1,116,071 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 483,929 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder. As a result of the consummation of the private placement financing transaction, Charles McDermott, a member of RP Co-Investment Fund I GP, LLC, which is the general partner of RP Co-Investment Fund I L.P., became a director of Evergreen.

(16) Includes 1,928,571 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 836,229 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(17) Includes 223,214 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 96,786 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(18) Includes 750,000 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 325,300 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(19) Includes 669,642 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 290,358 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(20) Includes 669,642 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 290,358 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(21) Includes 210,718 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 91,133 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(22) Includes 112,857 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 48,935 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(23) Includes 569,821 shares of common stock presently issuable upon conversion of the shares of Series A convertible preferred stock held by such selling stockholder and up to an additional 247,076 shares of common stock which, based on our bona fide estimate, could be issuable in the future upon the conversion of the Series A convertible preferred stock held by such selling stockholder.

(24) Micro-Generation Technology Fund, LLC, UVCC Fund II, and UVCC II Parallel Fund, LP, are each affiliated with Dr. Robert W. Shaw, Jr., the chairman of our board of directors. Dr. Shaw is the President of Arete Corporation, which is the manager of Micro-Generation Technology Fund, LLC. Dr. Shaw is a general partner of Arete Venture Investors II, LP, which is the general partner of UVCC Fund II. Dr. Shaw is also a general partner of Arete Ventures III, LP, which is the general partner of UVCC II Parallel Fund, LP.

(25) Dr. Robert W. Shaw, Jr., the chairman of our board of directors, is a limited partner of Nth Power Management II, LP, the general partner of Nth Power Technologies Fund II, LP, and in such capacity provides advice as requested to this entity. Dr. Shaw does not serve on this entity's investment committee nor does he have any decision making authority with respect thereto. Dr. Shaw has also agreed to become a member of, and perform comparable services for, Nth Power Management II-A, LLC, the general partner of Nth Power Technologies Fund II-A, LP, and will have a similar advisory role with that entity. Dr. Shaw has no voting power or dispositive power over any Evergreen shares held by the Nth Power investment entities.

(26) Dr. Robert W. Shaw, Jr., the chairman of our board of directors, serves as a member of the investment committee of SAM Private Equity Energy Fund LP and SAM Sustainability Private Equity Fund LP and he has a limited partnership interest in SAM Private Equity Energy Fund LP. Dr. Shaw has no voting power or dispositive power over any Evergreen shares held by the SAM investment entities.

(27) Mason Willrich, a former director who resigned from our board on May 15, 2003, was previously affiliated with Nth Power, LLC. From 1996 through December 1999, Mr. Willrich served as a Principal of Nth Power, LLC, a managerial role that entailed reviewing investment candidates and participating in day-to-day operations management, and from January 2000 through February 2002, he was a Special Limited Partner of Nth Power, LLC, an advisory role that entailed reviewing investment candidates and providing insights into market trends and opportunities.

* Less than one percent.

     Each of the selling stockholders represented to us, in connection with the completion of the private placement, that he or it was acquiring the shares from us without any present intention of effecting a distribution of those shares. In recognition of the fact that the selling stockholders may want to sell their shares when they consider appropriate, we agreed to file with the Securities and Exchange Commission a registration statement (of which this prospectus is a part) to permit the public sale of the shares by the selling stockholders from time to time.

     We will bear substantially all costs and expenses incident to the offering and sale of the shares to the public, including legal fees and disbursements of counsel, "blue sky" expenses, accounting fees and filing fees, but excluding any underwriting or brokerage commissions or similar charges. See "Plan of Distribution" below. The Registration Rights Agreement by and among us and the Private Placement Purchasers dated as of May 15, 2003 provides generally that we will indemnify the selling stockholders for any losses incurred by them in connection with actions arising from any untrue statement of a material fact in the registration statement relating to the shares or any omission of a material fact required to be stated therein, unless such statement or omission was made in reliance upon information furnished to us by the selling stockholder or corrected in an amended prospectus not delivered by the seller of such shares to the person asserting any such loss. Similarly, the Registration Rights Agreement provides generally that each selling stockholder will indemnify us and our officers and directors for any losses incurred by them in connection with any action arising from any untrue statement of material fact in the registration statement relating to the shares or any omission of a material fact required to be stated therein, if such statement or omission was made in reliance on written information furnished to us by such selling stockholder. The indemnification obligation under the Registration Rights Agreement of each selling stockholder is limited to the net proceeds received by each seller from the sale of its shares offered in this prospectus.


                              PLAN OF DISTRIBUTION

     The shares offered hereby may be sold from time to time by the selling stockholders for their own accounts. We will receive none of the proceeds from this offering. We will bear substantially all costs and expenses incident to the offering and sale of the shares to the public, including legal fees and disbursements of counsel, "blue sky" expenses, accounting fees and filing fees, but excluding any underwriting or brokerage commissions or similar charges.

     Resale of the shares by the selling stockholders are not subject to any underwriting agreement. The shares covered by this prospectus may be sold by the selling stockholders or by their permitted pledgees, donees, transferees, beneficiaries, distributees or successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. In addition, certain of the selling stockholders are corporations or partnerships which may, in the future, distribute their shares to their stockholders or partners, respectively. Those shares may later be sold by those stockholders or partners. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares offered by each selling stockholder may be sold from time to time:

     o    at market prices prevailing at the time of sale,
     o    at prices relating to such prevailing market prices, or
     o    at negotiated prices.

Such sales may be effected in the over-the-counter market, on the Nasdaq National Market, or on any exchange on which the shares may then be listed. The shares may be sold by one or more of the following:

     o one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the selling stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction;
     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;
     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;
     o    in negotiated transactions; and
     o    through other means.

     There is no assurance that any of the selling stockholders will sell any or all of the shares offered by them. The selling stockholders may effect such transactions by selling shares through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sales or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the selling stockholders in the distribution of the shares may be deemed to be underwriters, and any commissions received by them and any profit on the resale of the shares positioned by them might be deemed to be underwriting compensation, within the meaning of the Securities Act of 1933, in connection with such sales. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

     In connection with sales of their common stock and if permitted by law, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell the common stock short and deliver common stock to close out short positions, or loan or pledge common stock to broker-dealers that in turn may sell the common stock.

     We have agreed to keep the registration statement of which this prospectus forms a part effective until the earliest of (i) the second anniversary of the effective date of such registration statement, (ii) such time as we deliver an opinion of counsel that each Private Placement Purchaser may sell in the open market in a single transaction all shares registered hereunder and then held by such Private Placement Purchaser pursuant to Rule 144(k) of the Securities Act of 1933, as amended (or any similar provision then in force) without being subject to the volume limitations thereof or otherwise under an applicable exemption from the registration requirements of the Securities Act of 1933, as amended, and all other applicable securities and blue sky laws, or (iii) all shares covered by such registration statement have been sold. Pursuant to the terms of our registration rights agreement with the selling stockholders, we may suspend the rights of the selling stockholders to resell their shares pursuant to this prospectus under certain circumstances.

     We will inform the selling stockholders that the antimanipulation rules under the Securities Exchange Act of 1934 (Regulation M - Rule 102) may apply to sales in the market and will furnish the selling stockholders upon request with a copy of these rules. We will also inform the selling stockholders of the need for delivery of copies of this prospectus.

     Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exists an exemption from the registration or qualification requirements and that the exemption has been complied with.

     Any shares covered by the prospectus that qualify for resale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

     Our common stock is quoted on the Nasdaq National Market under the symbol "ESLR." American Stock Transfer & Trust Company, New York, New York is the transfer agent for shares of our common stock.


                                  LEGAL MATTERS

     The legality of the shares is being passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.


                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the Securities and Exchange Commission. Our common stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning us may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from the Securities and Exchange Commission's Internet site (http://www.sec.gov).


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares of common stock covered by this prospectus:

     1. Our Annual Report on Form 10-K for the year ended December 31, 2002, which contains audited financial statements for each of the three years in the period ended December 31, 2002 (File No. 0-31687);

     2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, (File No. 0-31687);

     3. Our Current Reports on Form 8-K filed March 24, 2003, May 7, 2003 and May 15, 2003 (File No. 0-31687);

     4. All of our filings pursuant to the Securities Exchange Act of 1934 after the date of filing the initial registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement of which this prospectus forms a part; and

     5. The section entitled "Description of Registrant's Securities to be Registered" contained in our Registration Statement on Form 8-A filed on October 4, 2000 pursuant to Section 12(g) of the Securities Exchange Act of 1934 and incorporating by reference the information contained in our Registration Statement on Form S-1, SEC File No. 333-43140, as amended.

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information incorporated by reference, provided in this prospectus or any supplement or that we have referred you to. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. However, you should realize that the affairs of Evergreen Solar, Inc. may have changed since the date of this prospectus. This prospectus will not reflect such changes. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

     We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Evergreen Solar, Inc., Attention: Richard G. Chleboski, Chief Financial Officer, 259 Cedar Hill Street, Marlboro, Massachusetts 01752, telephone number (508) 357-2221.

================================================================================
No dealer, sales representative or any
other person has been authorized to give
any information or to make any
representations in connection with this
offering other than those contained in
this prospectus and, if given or made,
such information or representations must             40,000,000 SHARES
not be relied upon as having been
authorized by us or any of the selling
stockholders. This prospectus does not
constitute an offer to sell, or a                  EVERGREEN SOLAR, INC.
solicitation of an offer to buy, any
securities other than the registered
securities to which it relates or an
offer to, or a solicitation of, any                    COMMON STOCK
person in any jurisdiction where such
offer or solicitation would be unlawful.
Neither the delivery of this prospectus
nor any sale made hereunder shall, under
any circumstances, create any
implication that there has been no                -----------------------
change in our affairs since the date
hereof or that the information contained                PROSPECTUS
herein is correct as of any time
subsequent to the date hereof.                         July __, 2003

      -------------------                         -----------------------


       TABLE OF CONTENTS


                                      PAGE
                                      ----
Evergreen Solar, Inc..................  2
Risk Factors..........................  2
Use of Proceeds....................... 12
Selling Stockholders.................. 12
Plan of Distribution.................. 17
Legal Matters......................... 19
Experts............................... 19
Where You Can Find More Information... 19
Incorporation of Certain Information
 by Reference......................... 19

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          Estimated expenses payable in connection with the sale of the common stock offered hereby are as follows:

          SEC Registration fee.................................  $ 4,400.96
          Legal fees and expenses..............................  $10,000.00
          Accounting fees and expenses.........................  $ 4,000.00
                                                                 ----------
                   Total.......................................  $18,400.96

          Evergreen Solar, Inc. (the "Company") will bear all expenses shown above. All amounts other than the SEC Registration fee are estimated solely for the purpose of this offering.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Delaware General Corporation Law and the Company's charter and by-laws provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities. In general directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the Company's best interests and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company's third amended and restated charter and second amended and restated by-laws filed as Exhibits 4.2 and 4.3 to this registration statement, respectively. The Registration Rights Agreement that the Company entered into with the Private Placement Purchasers on May 15, 2003 provides that the Private Placement Purchasers are obligated, under certain circumstances, to indemnify the Company's directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Registration Rights Agreement filed as Exhibit 4.5 to this registration statement.

          In addition to the indemnification provided by the Delaware General Corporation Law and the Company's charter and by-laws, the Company has entered into an Indemnity Agreement with each of its directors pursuant to which the Company agrees to indemnify each director (1) for all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by such director by reason of any action or inaction on the part of such director while an officer or director or by reason of the fact that such director is or was serving at the request of the Company as a director, officer, employee or agent of the Company or other enterprise if such director acted in good faith and in a manner such director reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful, and (2) for all expenses (including attorneys' fees) and, to the fullest extent permitted by law, amounts paid in settlement, in each case to the extent actually and reasonably incurred by the director in connection with the defense or settlement of any threatened, pending or completed action or proceeding by or in the right of the Company or any subsidiary of the Company to procure a judgment in its favor by reason of the fact that such director is or was a director, officer, employee or agent of the Company or any subsidiary of the Company, by reason of any action or inaction on the part of such director while an officer or director or by reason of the fact that such director is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise if such director acted in good faith and in a manner such director reasonably believed to be in or not opposed to the best interest of the Company and its shareholders, except that no indemnification will be provided in respect of any claim, issue or mater as to which such Director is finally adjudicated by court orders or judgement to be liable to the Company in the performance of such director's duty to the

Company and its shareholders unless and only to the extent that the Delaware Court of Chancery or any other court in which such action or proceeding is or was brought determines upon application, that despite the adjudication of liability such director is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other such court deems proper. The Company is not obligated under the terms of the Indemnity Agreement to indemnify its directors (1) for proceedings or claims initiated or brought voluntarily by such director and not by way of defense, except for proceedings brought to establish or enforce a right of indemnification under the Indemnification Agreement or any other statute or law or otherwise as required under Section 145 of the Delaware General Corporation Law, (but such indemnification or advancement of expenses may be provided if the Company's Board of Directors has approved the initiation of any such suit), (2) for any expenses incurred by a director with respect to any proceedings instituted by such director to enforce or interpret such director's Indemnification Agreement, if a court of competent jurisdiction determines that each of the material assertions made by such director in such proceeding was not made in good faith or was frivolous, (3) for expenses or liabilities paid directly to the directors by directors' and officers' insurance, (4) on account of any claims for an accounting of profits made from the purchase or sale by any director of securities of the Company pursuant to Section 16(b) of the Securities Exchange Act, as amended, or (5) if indemnification would not be lawful

          Directors and officers of the Company are also insured up to an aggregate of $5.0 million under a directors' and officers' liability insurance policy.


ITEM 16.  EXHIBITS.

Exhibit No.                                  Description of Exhibit

4.1(1) Specimen Certificate Representing shares of common stock, $.01 par value per share, of Evergreen Solar, Inc. (Exhibit 4.1)

4.2(1) Third Amended and Restated Certificate of Incorporation of the Registrant. (Exhibit 3.2)

4.3(1)    Second Amended and Restated By-laws of the Registrant. (Exhibit 3.4)

4.4(2) Certificate of Amendment of Third Amended and Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on May 15, 2003. (Exhibit 4.3)

4.5(2) Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock of the Registrant. (Exhibit 4.4)

4.6(3)    Stock and Warrant Purchase Agreement dated as of March 21, 2003.

4.7(3)    Form of Registration Rights Agreement.

4.8(3)    Form of Warrant issued to Beacon Power Corporation.

5.1(4)    Opinion of Testa, Hurwitz & Thibeault, LLP.

23.1(4)   Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit 5.1).

23.2(*)   Consent of PricewaterhouseCoopers LLP.

24.1(4) Powers of Attorney (included as part of the signature page to this Registration Statement).

---------------------
(1) Incorporated herein by reference to the exhibits to Evergreen Solar, Inc.'s Registration Statement on Form S-1 (File No. 333-43140). The number given in parenthesis indicates the corresponding exhibit number in such Form S-1.

(2) Incorporated herein by reference to the exhibits to Evergreen Solar, Inc.'s Registration Statement on Form S-8 dated June 9, 2003 (File No. 333-105963). The number given in parenthesis indicates the corresponding exhibit number in such Form S-8.

(3) Incorporated herein by reference to the exhibits to Evergreen Solar, Inc.'s Current Report on Form 8-K dated March 24, 2003 (File No. 000-31687).

(4)  Previously filed.

(*)  Filed herewith.

ITEM 17.  UNDERTAKINGS.

(a)  The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) that, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;

     (3) to remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Evergreen Solar, Inc., certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marlboro, State of Massachusetts, on this 16th day of July, 2003.


        SIGNATURE                   TITLE(S)                           DATE
------------------------    -----------------------------         --------------


/s/ Mark A. Farber          Chief Executive Officer,              July 16, 2003
------------------------    President and Director
Mark A. Farber              (Principal Executive Officer)


/s/ Richard G. Chleboski    Chief Financial Officer,              July 16, 2003
------------------------    Treasurer, Secretary
Richard G. Chleboski        (Principal Financial Officer)


         *                  Chairman of the Board                 July 16, 2003
------------------------
Dr. Robert W. Shaw, Jr.


         *                  Director                              July 16, 2003
------------------------
Luc Charron


         *                  Director                              July 16, 2003
------------------------
Philip J. Deutch


         *                  Director                              July 16, 2003
------------------------
Charles J. McDermott


         *                  Director                              July 16, 2003
------------------------
Dr. William P. Sommers


         *                  Director                              July 16, 2003
------------------------
Dr. Brown F. Williams


         *                  Director                              July 16, 2003
------------------------
Timothy Woodward


* By: /s/ Mark A. Farber
      ------------------
      Attorney-In-Fact

                                  EXHIBIT INDEX


Exhibit No.                Description of Exhibit
-----------                ----------------------

4.1(1) Specimen Certificate Representing shares of common stock, $.01 par value per share, of Evergreen Solar, Inc. (Exhibit 4.1)

4.2(1) Third Amended and Restated Certificate of Incorporation of the Registrant. (Exhibit 3.2)

4.3(1)    Second Amended and Restated By-laws of the Registrant. (Exhibit 3.4)

4.4(2) Certificate of Amendment of Third Amended and Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of the State of Delaware on May 15, 2003. (Exhibit 4.3)

4.5(2) Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock of the Registrant. (Exhibit 4.4)

4.6(3)    Stock and Warrant Purchase Agreement dated as of March 21, 2003.

4.7(3)    Form of Registration Rights Agreement.

4.8(3)    Form of Warrant issued to Beacon Power Corporation.

5.1(4)    Opinion of Testa, Hurwitz & Thibeault, LLP.

23.1(4)   Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit 5.1).

23.2(*)   Consent of PricewaterhouseCoopers LLP.

24.1(4) Powers of Attorney (included as part of the signature page to this Registration Statement).

----------------

(1) Incorporated herein by reference to the exhibits to Evergreen Solar, Inc.'s Registration Statement on Form S-1 (File No. 333-43140). The number given in parenthesis indicates the corresponding exhibit number in such Form S-1.

(2) Incorporated herein by reference to the exhibits to Evergreen Solar, Inc.'s Registration Statement on Form S-8 dated June 9, 2003 (File No. 333-105963). The number given in parenthesis indicates the corresponding exhibit number in such Form S-8.

(3) Incorporated herein by reference to the exhibits to Evergreen Solar, Inc.'s Current Report on Form 8-K dated March 24, 2003 (File No. 000-31687).

(4) Previously filed.

(*) Filed herewith.